UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

On February 18, 2014, KB Financial Group Inc. (“KB Financial Group”) disclosed that KB Kookmin Card Co., Ltd. (“KB Kookmin Card”), a wholly-owned subsidiary of KB Financial Group, received a notice from the Financial Services Commission on February 16, 2014 that certain of its new credit card and related activities would be suspended from February 17, 2014 until May 16, 2014.

•	Scope of suspension: KB Kookmin Card will be suspended from adding new subscribers for credit cards, prepaid cards and debit cards and issuing such cards (except as permitted by the chairman of the Financial Services Commission for public policy purposes); providing new or additional credit lines to credit card customers; and newly providing services related to mail order or telemarketing, travel products and insurance products

•	Reason for suspension: unauthorized extraction of customers’ personal information by an employee of an external credit information company

•	Effective period: February 17, 2014 to May 16, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 18, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO